

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 28, 2008

Mr. Wesley F. Whiting
President
Sun River Energy, Inc.
10200 W. 44th Avenue
Wheat Ridge, CO 80033

> **Re:** **Sun River Energy, Inc.**
> **Form 8-K**
> **Filed November 3, 2008**
> **Form 8-K/A1**
> **Filed November 26, 2008**
> **File No. 000-27485**

Dear Mr. Whiting:

  We have completed our review of your Form 8-K and related filings, and have no further comments at this time.

        Sincerely,

        Donald F. Delaney
        Senior Staff Accountant